Exhibit 99.1

ANNUAL GENERAL MEETING 2019 OF VOXELJET AG

DECLARED VOTING RESULTS

Agenda Item	Object of the Resolution	Valid Votes Cast	YES-Votes	NO-Votes	Proposal
No. 2	Discharge of the management board	703,941	699,122	4,891	Accepted
No. 3	Discharge of the supervisory board	1,542,051	1,535,152	6,899	Accepted
No. 4.1	Election of Supervisory Board member Peter G. Nietzer	1,542,271	1,527,839	14,432	Accepted
No. 4.2	Election of Supervisory Board member Dr. Stefan Soehn	1,542,331	1,529,688	12,643	Accepted
No. 4.3	Election of Supervisory Board member Eberhard Weiblen	1,534,421	1,534,421	7,861	Accepted
No. 5	Appointment of the auditor	1,564,636	1,562,525	2,111	Accepted
No. 6	Cancellation of the Authorized Capital 2018 and Creation of new Authorized Capital 2019	1,535,212	1,422,567	112,645	Accepted